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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

     Fulkerson                      Allan                           W.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                   P.O. Box 149
--------------------------------------------------------------------------------
                                   (Street)

     Center Sandwich                 NH                              03227
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Mutual Risk Management Ltd.
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year    May 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X  Director    ___ Officer             ___ 10% Owner    ___ Other
    ---                 (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Series A Voting       5/17/01    P           V   1,428,571     A                    1,428,571           I            ByCentury
 Preferred Shares                                                                                                     Capital
 (par value $0.01                                                                                                     Partners
 per share)                                                                                                           II, L.P.
------------------------------------------------------------------------------------------------------------------------------------


  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
 9-3/8% Convertible                 $7.00 per           5/17/01             P         V            $10,000,000
 Exchangeable Debentures            share
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
 Warrants to purchase               $7.00 per           5/17/01            P          V                103,112
 common shares                      share
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                              Immediate  5/17/06  Common      1,428,571      $10,000,000  $10,000,000        I          By Century
                                                  Shares,                                                               Capital
                                                  $0.01 par                                                             Partners
                                                  value                                                                 II, L.P.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              Immediate  5/17/06  Common        103,112                       103,112        I          By Century
                                                  Shares,                                                               Capital
                                                  $0.01 par                                                             Partners
                                                  value                                                                 II, L.P.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
On May 17, 2001, pursuant to a Securities Purchase Agreement, dated May 8, 2001, Century Capital Partners II, L.P. ("Century Capital II"), purchased $10,000,000 principal amount of the Registrant's convertible exchangeable debentures due 2006 (the "Debentures") in a transaction exempt from section 16(b) of the Securities Exchange Act of 1934. The Debentures were issued as a unit with voting preferred stock that has nominal economic value. In addition, Century Capital II was issued warrants to purchase up to 1,428,571 of the Registrant's Common Shares (the "Warrants"). The Debentures are convertible at any time at the option of the holder into Common Shares at an initial conversion price of $7.00 per share, and the Warrants are exercisable at any time at the option of the holder into Common Shares at an initial exercise price of $7.00 per share. The general partner of Century Capital II is CCP Capital, Inc. and the investment advisor is Century Capital Management, Inc. Mr. Fulkerson is a President and director of CCP Capital, Inc. and Century Capital Management, Inc. and as such disclaims beneficial ownership of such shares.


           /s/ Allan W. Fulkerson               6/6/01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.